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July 28, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephanie L. Sullivan

Re:	Houlihan Lokey, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed June 23, 2016

Houlihan Lokey, Inc.
Form 8-K
Filed May 19, 2016
Commission File No. 001-37537

Dear Ms. Sullivan,
On behalf of our client, Houlihan Lokey, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 18, 2016, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Form 8-K filed on May 19, 2016. For your convenience, the numbered paragraphs in italics below set forth the Staff’s comments, followed by the Company’s responses.

July 28, 2016

Form 10-K for the Fiscal Year Ended March 31, 2016
General

1.
We note that you have an active Form S-8 Registration Statement filed on August 12, 2015. Please amend your filing to include the consent of your independent registered public accounting firm or tell us why consent is not required. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Response:
The Company advises the Staff that it has included the consent of its independent registered public accounting firm as Exhibit 23.1 to its Form 10-K/A filed on July 28, 2016.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 25
Unregistered Sales of Equity Securities and Use of Proceeds, page 25

2.
We note that in September 2015 you issued 278,808 shares of Class B common stock at an agreed upon price of $21.00 per share in conjunction with the acquisition of McQueen Limited and then in March 2016 you issued an additional 20,940 shares of Class B common stock at a price of $25.49 per share to the sellers. Please tell us and revise your disclosure to clarify how these issuances of Class B common stock are reflected in your Consolidated Statements of Changes in Stockholders Equity and tell us the factors driving the additional issuance of the 20,940 shares in March 2016.

Response:
The Company advises the Staff that the 278,808 shares of Class B common stock are included in the 53,321,893 Conversion of Fram shares to HLI on the Consolidated Statements of Changes in Stockholders’ Equity. Although such shares were issued in September 2015, they were issued in conjunction with a sale and purchase agreement dated July 21, 2015, at a price equal to the IPO price as the issuance of the stock was contingent on the Company’s successful IPO and in the absence of an IPO, a note would have been issued in lieu of shares. The delayed issuance to September was due solely to the timing of the completion date of the transaction and we believe the inclusion of these shares under such description best represents the nature of the transaction.
The 20,940 shares of Class B common stock are included in Shares issued on the Consolidated Statements of Changes in Stockholders Equity as they were issued in conjunction with McQueen exceeding certain revenue targets subsequent to the transaction date.

July 28, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Consolidated Operations, page 31

3.
We note that fee revenue increased from $680.9 million to $693.8 million during the fiscal year ended March 31, 2016, an increase of 2%, and increased 15% between fiscal year ended March 31, 2014 and 2015. We also note from your Q4 2016 Earnings Release Call and related presentation that you provide a fulsome discussion of the drivers of your revenue, including the M&A market, that oil and gas related mandates continue to drive growth and that your financial advisory services business was not materially impacted by the recent market volatility and produced the highest fourth quarter revenues in its history. You also provide related quantitative metrics such as the number of Managing Directors per segment, number of closed transactions and number of fee events. Please revise your future filings to enhance your discussion, including related Business Segments discussions, to provide more insight to your investors of the underlying market trends driving current year financial results including related quantitative metrics used to evaluate operating results. Refer to Item 303(A)(3) of Regulation S-K.

Response:
The Company advises the Staff that it will revise future filings to enhance it discussion as requested regarding the drivers of its revenue. The Company will also include quantitative metrics such as the number of Managing Directors per segment, the number of closed transactions and the number of fee events.
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 40
Exchange Rate Risk, page 40

4.
We note your Risk Factor on page 16 that fluctuations in foreign exchange rates could adversely affect your results, and your disclosure that in particular you are exposed to the Euro and Pound Sterling and the weakening of the Euro and other currencies relative to the U.S. dollar has had, and may continue to have an adverse effect on your revenue. We also note that your exchange rate risk disclosure on page 40 does not appear to be presented in accordance with one of the three disclosure alternatives outlined in Item 305 of Regulation S-K, and instead just discloses the net impact of the fluctuation in your historical periods. Please revise future filings to present your exchange rate risk in accordance with one of the disclosure alternatives outline in Item 305 of Regulation S-K.

Response:
Item 305(a)(1) of Regulation S-K provides that “separate quantitative information shall be presented, to the extent material, for each market risk exposure category” (emphasis added). The Company respectfully advises the Staff that it has not included a sensitivity analysis with respect to exchange rate risk using one of the three disclosure alternatives outlined in Item 305(a)(1) of Regulation S-K because the Company believes that the relevant amounts are not material. For example, the effect

July 28, 2016

was approximately 0.6% of net income for the year ended March 31, 2016. The Company undertakes to include the required disclosures in future filings to the extent such amounts become material.

Item 8. Financial Statements and Supplementary Data, page 41
Note 6. Goodwill and other Intangible Assets, page 54

5.
We note that during June, September and November of 2015, you acquired three financial advisory firms and recognized $63.4 million of goodwill and $4.4 million of other intangibles. Please tell us and enhance your disclosure in future filings to discuss the related purchase prices and discuss the factors driving the amount of goodwill recognized, along with the amount of goodwill that is expected to be tax deductible. Please refer to ASC 805-30-50.

Response:
The Company advises the Staff that the Company considered the requirements set forth in ASC 805-30-50 and evaluated the impact of the three acquisitions on its consolidated revenues and consolidated net income. The above acquisitions constituted less than 5% of the Company’s consolidated revenues and consolidated net income for the year ended March 31, 2016. Based on this evaluation, the Company concluded that the supplemental disclosures pursuant to ASC 805-30-50, for the above acquisitions, were not material to its consolidated financial statements either individually or in the aggregate. In addition, only the portion of the goodwill related to the U.S. acquisition is deductible for tax purposes over a 15 year period which is also not material to the Company’s consolidated results.

Form 8-K Filed May 19, 2016
Exhibit 99.1

6.
We note your presentation of full “Adjusted” non-GAAP income statements for both the twelve months ended March 31, 2016 and 2015, and the three months ended March 31, 2016 and 2015 on page 2 of your earnings release. Please revise future earnings releases to delete the presentation of full non-GAAP income statements. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
The Company advises the Staff that it will revise future earnings releases to delete the presentation of full non-GAAP income statements.

7.
We note your reconciliation, which is prepared on a full condensed income statement basis, of GAAP to Adjusted Financial Information for both the twelve months ended March 31, 2016 and 2015, and the three months ended March 31, 2016 and 2015 on pages 10 and 11 of your earnings release. Please revise future earnings releases to no longer present a full non-GAAP income statement when reconciling your non-GAAP financial metrics to your GAAP results. Instead, just separately reconcile the non-GAAP metrics on an individual basis which

July 28, 2016

are used in your earnings release. Please refer to Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.
Response:
The Company advises the Staff that it will revise future earnings releases to separately reconcile the non-GAAP metrics on an individual basis.

*    *    *    *    *

In connection with this response, the Company has authorized us to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please do not hesitate to contact me at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk
of LATHAM & WATKINS LLP

cc: (via e-mail)

Scott Beiser, Chief Executive Officer, Houlihan Lokey, Inc.
J. Lindsey Alley, Chief Financial Officer, Houlihan Lokey, Inc.
Christopher Crain, Esq., General Counsel, Houlihan Lokey, Inc.
Jeffrey Francis, Partner, KPMG LLP